UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 11.9% increase in June 2019 passenger traffic

•	The Monterrey (+9.1%), Ciudad Juárez (+20.7%), and Chihuahua (+15.5%) airports contributed most to traffic growth

Monterrey, Mexico, July 4, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 11.9% in June 2019, as compared to June 2018. Domestic traffic increased 11.3%, and international traffic increased 16.7%.

Total Passengers*
	Jun-2018	Jun-2019	Change %	Jan - Jun 2018	Jan - Jun 2019	Change %
Domestic	1,619,220	1,802,071	11.3	8,965,044	9,676,827	7.9
International	192,590	224,657	16.7	1,320,716	1,394,757	5.6
OMA Total	1,811,810	2,026,728	11.9	10,285,760	11,071,584	7.6
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During June 2019, domestic traffic increased in eleven of our airports, with the largest increases in:

•	Monterrey (+7.9%) as a result of increased traffic on the Cancún, Guadalajara, Mexico City, and Tijuana routes.
•	Ciudad Juárez (+20.6%) due to increased traffic on the Mexico City route.
•	Acapulco (+39.7%), benefitted from increases in the number of passengers on the Mexico City, and Guadalajara routes.
•	Chihuahua (+15.4%) due to increased traffic on the Mexico City route.
•	Culiacán (+8.9%) as a result of increased traffic on the Mexico City and Tijuana routes.

In June 2019, Volaris started flying the Chihuahua – Querétaro, Durango – Guadalajara, and Durango – Mexico City routes; and VivaAerobus started flying the Mazatlán – Tijuana route.

International traffic grew in twelve airports in June, with the largest increase in Monterrey (+18.5%), as a result of increases in the number of passengers on the Houston route.

In June 2019, VivaAerobus started flying the Monterrey – Las Vegas route; and Volaris and American Airlines started flying, each, the Durango – Dallas route.

Of total passenger traffic, 99.4% was commercial, and 0.6% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*

	Jun-2018	Jun-2019	Change %	Jan – Jun 2018	Jan – Jun 2019	Change %
Acapulco	50,630	69,762	37.8	381,070	436,256	14.5
Ciudad Juárez	126,859	153,089	20.7	646,173	764,010	18.2
Culiacán	185,540	202,739	9.3	1,122,185	1,211,097	7.9
Chihuahua	128,521	148,450	15.5	732,780	787,383	7.5
Durango	36,310	45,692	25.8	200,949	217,999	8.5
Mazatlán	76,041	89,486	17.7	545,464	585,917	7.4
Monterrey	925,236	1,009,842	9.1	4,976,219	5,271,934	5.9
Reynosa	43,614	45,356	4.0	209,978	229,421	9.3
San Luis Potosí	53,762	53,873	0.2	302,787	297,639	(1.7)
Tampico	64,178	62,887	(2.0)	357,645	360,613	0.8
Torreón	58,402	61,777	5.8	320,105	340,462	6.4
Zacatecas	31,814	42,529	33.7	164,820	219,017	32.9
Zihuatanejo	30,903	41,246	33.5	325,585	349,836	7.4
OMA Total	1,811,810	2,026,728	11.9	10,285,760	11,071,584	7.6

Domestic Passengers*

	Jun-2018	Jun-2019	Change %	Jan – Jun 2018	Jan – Jun 2019	Change %
Acapulco	47,843	66,858	39.7	340,088	394,980	16.1
Ciudad Juárez	126,351	152,341	20.6	643,936	761,082	18.2
Culiacán	183,020	199,387	8.9	1,108,410	1,193,143	7.6
Chihuahua	117,577	135,716	15.4	674,447	725,450	7.6
Durango	31,377	36,284	15.6	175,893	184,782	5.1
Mazatlán	61,380	75,197	22.5	356,352	388,806	9.1
Monterrey	813,730	877,678	7.9	4,345,743	4,602,960	5.9
Reynosa	43,230	44,935	3.9	208,283	227,723	9.3
San Luis Potosí	38,079	37,118	(2.5)	220,425	211,123	(4.2)
Tampico	59,624	58,182	(2.4)	332,934	334,234	0.4
Torreón	53,602	55,397	3.3	292,390	307,169	5.1
Zacatecas	18,922	29,332	55.0	100,776	150,710	49.5
Zihuatanejo	24,485	33,646	37.4	165,367	194,665	17.7
OMA Total	1,619,220	1,802,071	11.3	8,965,044	9,676,827	7.9

International Passengers*

	Jun-2018	Jun-2019	Change %	Jan – Jun 2018	Jan – Jun 2019	Change %
Acapulco	2,787	2,904	4.2	40,982	41,276	0.7
Ciudad Juárez	508	748	47.2	2,237	2,928	30.9
Culiacán	2,520	3,352	33.0	13,775	17,954	30.3
Chihuahua	10,944	12,734	16.4	58,333	61,933	6.2
Durango	4,933	9,408	90.7	25,056	33,217	32.6
Mazatlán	14,661	14,289	(2.5)	189,112	197,111	4.2
Monterrey	111,506	132,164	18.5	630,476	668,974	6.1
Reynosa	384	421	9.6	1,695	1,698	0.2
San Luis Potosí	15,683	16,755	6.8	82,362	86,516	5.0
Tampico	4,554	4,705	3.3	24,711	26,379	6.8
Torreón	4,800	6,380	32.9	27,715	33,293	20.1
Zacatecas	12,892	13,197	2.4	64,044	68,307	6.7
Zihuatanejo	6,418	7,600	18.4	160,218	155,171	(3.2)
OMA Total	192,590	224,657	16.7	1,320,716	1,394,757	5.6

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 5, 2019